Exhibit 99.1

Check-Cap Enrolls First Patient in Clinical Trial to Support CE Mark of its C-Scan®
Colorectal Cancer Screening System

ISFIYA, Israel – January 17, 2017 – Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK, CHEKW), a clinical stage medical diagnostics company developing a capsule-based system for preparation-free, colorectal cancer (CRC) screening, today announced the enrollment of the first patient in its multi-center study of the C-Scan® system in support of its CE Mark submission.

C-Scan employs proprietary, ultra-low-dose X-ray technology in an ingestible capsule to create a 3D map of the inner colon to detect polyps, which may be, or may become, cancerous. Unlike existing imaging modalities, Check-Cap's approach does not require bowel preparation, which is a significant obstacle to screening. Designed to improve the patient experience and maximize the number of people who complete screening, C-Scan works in concert with the natural functioning of the colon, and does not require sedation or changes to diet and normal daily activities.

"Completing the optimization of our system and initiating the trial to support CE Marking is a very positive step forward in the development of a more patient-friendly alternative to today's invasive and preparation-intensive approaches to CRC prevention," said Bill Densel, CEO of Check-Cap. "We believe that 2017 promises to be a pivotal year for Check-Cap. In addition to submitting for a CE Mark, we plan to initiate a pilot trial in the U.S. in the second half of this year. Recently, we held our first pre-submission meeting with the U.S. Food and Drug Administration and were encouraged by our initial discussions with the Agency."

The current multi-center, prospective trial, designed to demonstrate the safety and clinical performance of C-Scan, will evaluate polyp detection as compared to colonoscopy. Check-Cap expects to submit for a CE Mark in the first half of 2017.

Mr. Densel added, "A robust body of data has shown that screening can reduce mortality by detecting precancerous polyps and early stage CRC. However, individuals have clear preferences, determined by test characteristics, which influence the uptake of existing screening options. We are dedicated to achieving accurate polyp detection, comfort and convenience in a single test, and are committed to developing C-Scan as an option to increase screening rates."

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free, colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally.  This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation The Check-Cap system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov . The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

Vivian Cervantes
PCG Advisory
 212-554-5482
vivian@pcgadvisory.com

Media
Erich Sandoval or Rob Sawyer
Lazar Partners Ltd.
213-908-6226 or 212-843-0209
esandoval@lazarpartners.com
rsawyer@lazarpartners.com